June 12, 2008
Via EDGAR and Facsimile (202.772.9361)
William H. Thompson, Branch Manager
Tanisha Meadows, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Re:	Access Plans USA, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 Filed April 2, 2008
Form 10-Q for Fiscal quarter Ended March 31, 2008 Filed May 9, 2008
Form 8-K Filed May 16, 2008
File No. 1-15667
Dear Mr. Thompson and Ms. Meadows:
     We are in receipt of the Staff’s May 22, 2008 letter commenting on our recently filed Form 10-K, 10-Q and 8-K (as mentioned above). We have numbered each of our responses to correspond to the numbered comment set forth in the Staff’s letter of May 22 and the particular report, the captions and page numbers. Based upon the Staff’s comment 10, where applicable, when addressing the comments on the subject Form 10-K we have also addressed the comment as applicable to the subject Form 10-Q.
Form 10-K for Fiscal Year Ended December 31, 2007
Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 36
Summary Results of Operations, page 44
COMMENT 1. Your disclosure of net income before taxes excluding certain charges represents a non-GAAP measure subject to the disclosure requirements in Item 10(e) of Regulation S-K. As such, please revise your disclosure to identify this measure as a non-GAAP measure and to reconcile from this measure to net income calculated in accordance with GAAP. Also disclose why you believe presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition arid result of operations. To the extent material, disclose the additional purposes, if any, for which management uses the non-GAAP financial measure.
RESPONSE: We acknowledge that the first paragraph of our “Summary Results of Operations” section on page 44 of our Form 10-K filing inadvertently disclosed a non-

GAAP measure. We propose amending this paragraph to exclude the sentence “Excluding those items, our income before taxes was $1,113,000”. A copy of the proposed revision is attached as Exhibit 1.
In addition, where the line item description “Loss before taxes” and “Earnings (loss) before taxes” appears, we propose modifying the respective line items to read “ Operating loss before income taxes” where they appear on pages 45, 48, 51, 52 and 53 of the Form 10-K. A copy of these proposed revisions is attached as Exhibit 2.
Item 9A(T) Controls and Procedures, page 56
COMMENT 2. Please revise your disclosure regarding changes to internal controls over financial reporting to identity any changes, not just significant changes, which occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Refer to Item 308T(b) of Regulation S-K. In addition, please revise your disclosure to clarify how you concluded there were no changes in your internal controls over financial reporting despite your disclosures regarding the various additional control procedures you have implemented in recent periods.
RESPONSE: We acknowledge that the second last paragraph of “Management’s Report on Internal Control Over Financial Reporting” inadvertently included the word “significant” in our discussion of changes in internal control during the fourth quarter of 2007. We propose amending this paragraph to exclude the word “significant”, and to also make reference to changes made earlier in the year. A copy of the proposed revision is attached as Exhibit 3.
With respect to your comment regarding our “disclosures regarding the various additional control procedures you have implemented in recent periods” we concluded, as set forth in the third last paragraph of this “Internal Control” section on page 56, that while we believe progress has been made, in our judgment we would need to evaluate the effectiveness of the additional manual process that have been established over a period of several quarters before being able to conclude that sufficient progress has been made to conclude that the material weakness has been remediated.
In connection with the filing of our March 31, 2008 Form 10-Q, we also concluded that insufficient time had yet to elapse for us to conclude that sufficient progress has been made to conclude that the material weakness has been remediated.
Consolidated Financial Statement
Consolidated Statements of Operations, page F-4
COMMENT 3. In addition to presenting basic and diluted per-share amounts for income/loss from continuing operations and income/loss from discontinued operations, please revise to also disclose basic and diluted per-share amounts for net income/loss.
RESPONSE: We acknowledge that we inadvertently omitted disclosure of basic and diluted per-share amounts for net income/loss. The proposed presentation for our revised 2007 Form 10-K filing, together with the proposed changes in the presentation of the quarterly results of operations on pages 55 and 56 of the 2007 Form 10-K filing are set forth attached as Exhibit 4. Additionally, we propose reflecting this amended presentation in our subsequent Form 10-Q filings.
Consolidated Statements of Cash Flows, page F-6
COMMENT 4. Please tell us in detail your basis in GAAP for classifying advanced agent commissions as investing as opposed to operating activities. Refer, for guidance, to paragraphs 15 through 17 and 21 through 24 of SFAS 95. Additionally, please reconcile for us the amount shown here as “increase in advanced agent commissions” to the change in the balance sheet account captioned “advanced agent commissions, net.” We recognize that your acquisition of advanced agent commissions via business combinations will affect the reconciliation.
RESPONSE: See below — combined with our response to Comment 5
COMMENT 5. Please tell us in detail your basis in GAAP for classifying unearned commissions received from insurance companies as financing as opposed to operating activities. Refer, for guidance, to paragraphs 18 through 24 of SFAS 95.
RESPONSES: As set forth in further detail in the attached Exhibit 5 (copy of an internal memorandum to file), we carefully evaluated the characteristics of both advance commissions received from insurance carriers and advance commissions paid to agents, and determined that while cash receipts and payments pertaining to advances received and paid have some aspects of more than one class of cash flows, the classification that we have adopted is appropriate. This classification:
•	Is consistent with the contractual terms of the relationship we have with both the insurance carriers that we have received advances from and the agents that we have advanced commissions to. While the individual borrowing transactions are typically for a six to twelve month period, in most instances a two to three year revolving loan arrangement develops.
•	Provides consistency with the presentation of all sources of funding obtained by the company.
•	Provides appropriate matching of and consistent classification of operating cash flows pertaining to the earning of all commission revenue and expensing of all commission costs.

The attached Exhibit 6 provides a schedule setting forth a reconciliation of the amount shown in the Consolidated Statement of Cash Flows as “increase in advanced agent commissions” to the change in the balance sheet account captioned “advanced agent commissions, net.”
In connection with the compilation of our March 31, 2008 Form 10-Q filing, we noted certain items that should have been reclassified on both the consolidated balance sheet at December 31, 2007 and the cash flow statement for the year then ended. Additionally, we noted that certain amounts set forth in the table in Note 3 to the financial statements relating to the January 30, 2007 merger with Insurance Capital Management should be reclassified. The applicable changes were incorporated into our March 31, 2008 Form 10-Q filing and Exhibit 7 reflects the reclassifications we propose incorporating into our revised 2007 Form 10-K filing.
Note 2. Summary of Significant Accounting Polices, page F-7
Intangible Asset
COMMENT 6. We note that in the third quarter of fiscal 2007, you elected to change your annual goodwill impairment testing date. We view such change as a change in accounting principle under the provisions of SFAS 154. As such, please amend your filing to provide a preferability letter from your independent accountants concurring with your conclusion as to the preferability of the new accounting principle. Such letter should be filed as Exhibit 18. Please also refer your independent accountants to paragraph 16 of Codification of Auditing Standards Section 508 and tell us why the audit report does not include an explanatory paragraph that refers to the change in accounting princip1e.
RESPONSE: We did obtain a preferability letter from our independent accountants but inadvertently failed to file this as an exhibit and Hein & Associates will also modify their audit opinion to refer to this change in accounting principle. Exhibit 8 sets forth a copy of the preferability letter, which we plan on filing as an exhibit with our revised 2007 Form 10-K filing, together with a copy of the amended audit opinion..
Note 8. Goodwill and Other Intangibe Assets, page F-l6
COMMENT 7. Please tell us your basis in GAAP for reclassifying $1.26 million of customer contract intangibles from an amortizing intangible to an indefinite lived intangible during fiscal 2006.
RESPONSE: During 2006 the goodwill and customer contract balances were aggregated and reported as “goodwill and intangible assets” (Exhibit 9, page 1 of 2, sets forth the disclosure we made in footnote 7 “goodwill and other intangible assets”). Previously these balances had been separately disclosed in tabular form.

During 2006 we determined, and our independent accounting firm concurred, that the $1.26 million asset (attributable to the acquisition of our El Paso based third party administration operations during June 2004) which was previously classified as “customer contracts” at December 31, 2005 should have been included in our goodwill balance because the amount related to contingent consideration. Further, we previously concluded that the amortization charge recorded prior to 2006 was immaterial. The fuller disclosure provided in the table in footnote 8 — Goodwill and Other Intangible Assets — to our fiscal 2007 financial statements (Exhibit 9, page 2 of 2) provides disclosure of the aforementioned 2006 reclassification.
Note 16. Commitments and Contingencies, page F-25
COMMENT 8. For each legal contingency discussed, please disclose whether an accrual for probable losses has been recorded. Additionally, to the extent it is reasonably possible you will incur losses in excess of recorded amounts, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses in excess of recorded amounts, or state that such an estimate cannot be made. Alternatively, if no amount of loss is believed to be reasonably possible, please state this in your disclosure.
RESPONSE: At December 31, 2007 we accrued defense and settlement costs of $160,000 in connection with the State of Texas v The Capella Group, Inc. matter and $150,000 in connection with the Investigation of National Center for Employment of the Disabled, Inc. and Access HealthSource, Inc. (“Foresight”) matter.
Exhibit 10 sets forth the proposed additional disclosure to be provided in footnote 16 — this will become the last paragraph of the legal proceedings discussion. We have a strong preference for only disclosing the aggregate accrual that we have recorded, since disclosure of individual amounts could adversely impact our ability to sustain certain positions that we attempt to negotiate.
Exhibits 31.1 and 31.2
COMMENT 9. Please revise paragraph 4.d of your certifications to read exactly as set forth in Item 601 of Regulation S-K. In this regard, ensure you add the parenthetical language that has been omitted.
RESPONSE:
We will file amended Exhibits 31.1 and 31.2 to comply with the Staff’s comment with respect to paragraph 4.d. Exhibit 11 provides a copy of the amended exhibits that we will file.

Please note that the amended Exhibit 31.2 will be signed by Ian R. Stuart, who has assumed the position of chief financial officer and principal accounting officer following the resignation of Robert L. Bintliff on May 28, 2008.
Form 10-Q for Fiscal Quarter Ended March 31, 2008
COMMENT 10. Please address the comments above in your interim filing, as applicable.
RESPONSE: We believe that those comments applicable to the Form 10-Q have been addressed.
Form 8-K filed May 16, 2008
COMMENT 11. Please tell us how you have complied with the disclosure requirements in Regulation G with respect to your inclusion of various non-GAAP measures in the presentation included as Exhibit 99.1.
RESPONSE: The second page of the presentation — Forward-Looking Statements — states that certain portions of the presentation are not in accordance with U.S. Generally Accepted Accounting Principles. The financial data set forth on page 7 of our Form 8-K filed May 16, 2008 summarizes the more detailed information previously provided in our quarterly earnings press releases — most recently our Form 8-K filed on May 9, 2008. A copy of this news release is attached as Exhibit 12 — in this document, we:
•	Identify the calculation of “core earnings” and disclose those items which are included in “loss before income taxes” but are excluded from “core earnings”. The table on page 1 of the press release provides a summary; a detailed reconciliation is set forth on page 5 of the press release.
•	Provide commentary as to why we believe the inclusion of “core earnings”, in addition to “loss before income taxes” is appropriate — this is set forth on the first new paragraph on page 2.
The data set forth on page 13 of our Form 8-K filed May 16, 2008 starts with an analysis of our first quarter 2008 “core earnings” (which, as noted above, has been reconciled to “loss before income taxes” on page 7 of the presentation) and then provides some forward looking financial indicators.
We propose that for all subsequent presentations similar to the document filed under our May 16, 2008 Form 8-K that we add a footnote that cross-references the summarized “non-GAAP” data to the more detailed reconciliations, information and disclosures set forth in our quarterly earnings press releases.
* * * * *

We hereby acknowledge that:
•	We, at Access Plans USA, Inc., are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Furthermore, we acknowledge that the Division of Enforcement has access to all information we provide to the Staff of the Division of Corporation Finance in its review of our filing or in response to your comments on our filing.
Sincerely,
Ian R. Stuart,
Interim President and Chief Executive Officer

EXHIBIT 1 — pg 1 of 1
     Stock Option Expense and Option-Pricing Model. Recognized compensation expense for stock options granted to employees includes: (a) compensation cost for all share-based payments previously granted, but not yet vested, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and (b) compensation cost for all share-based payments currently granted based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R), Share-Based Payment. The binomial lattice option-pricing model is used to estimate the option fair values. The option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility, the expected pre-vesting forfeiture rate and the risk-free interest rate. Expected volatility was calculated based upon actual historical stock price movements over the most recent period ended December 31, 2007 equal to the expected option term. Expected pre-vesting forfeitures were estimated based on actual historical pre-vesting forfeitures over the most recent period ended December 31, 2007 for the expected option term. The risk-free interest rate was based on the interest rate of zero-coupon United States Treasury securities over the expected option term.
     Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The net deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 2007, we evaluated the probability of recognizing the benefit of deferred tax assets through the reduction of taxes otherwise payable in the future. We determined that a valuation allowance to fully offset deferred tax assets remained appropriate as of December 31, 2007.
     On July 14, 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes guidance to address inconsistencies among entities with the measurement and recognition in accounting for income tax positions for financial statement purposes. Specifically, FIN 48 addresses the timing of the recognition of income tax benefits. FIN 48 requires the financial statement recognition of an income tax benefit when the company determines that it is more-likely-than-not that the tax position will be ultimately sustained. We adopted the provisions of FIN 48 Accounting for Uncertainty in Income Taxes (FIN 48) on January 1, 2007 and it had no material effect on our financial statements. We have analyzed all filing positions in federal and state tax jurisdictions where we are required to file income tax returns. Our major tax jurisdictions include the federal jurisdiction and the state of Texas. Tax years open to examination include 2003 through 2006 for the federal return. A federal audit for 2004 has been completed with no change to our tax liability. The Texas audit of Capella for the years 2002 through 2005 has been concluded with no material change to our tax provision. We have elected to recognize penalties and interest related to tax liabilities as a component of income tax expense and income taxes payable.
     Fixed Assets. Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets for financial reporting purposes. Leasehold improvements are depreciated using the straight-line method over their estimated useful lives or the lease term, whichever is shorter. Ordinary maintenance and repairs are charged to expense as incurred. Expenditures that extend the physical or economic life of property and equipment are capitalized.
     The estimation of useful lives is based, in part, upon past experience with similar assets and upon our plans for the utilization of the assets in the future. We periodically review fixed assets, including software, whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable or their depreciation or amortization periods should be accelerated. When any value impairment is determined to exist, the related assets are written down to their fair value. If we determine that the remaining useful life, based upon known events and circumstances, should be shortened, the depreciation or amortization of the related asset is adjusted on a prospective, going-forward basis based upon the shortened useful lives.
     Reclassifications. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
Summary Results of Operations
     We incurred a net loss for 2007 of $13,155,000, compared to net losses of $7,724,000 in 2006 and $13,371,000 in 2005. These losses arose primarily from goodwill impairment charges of $12,069,000, $6,440,000 and $12,900,000 in 2007, 2006 and 2005, respectively. 2007 results were also adversely impacted by exceptionally high legal and litigation settlement costs of $1,120,000, amortization of intangible assets of $813,000 and charges taken on unsuccessful marketing initiatives of $696,000. Additionally, we recorded a net income tax benefit of $559,000 primarily as the result of reversal of liabilities previously thought to be owed on state income taxes for certain prior years.

40

EXHIBIT 2 — pg 1-4
     During 2007, we completed two significant acquisitions, merging with Insurance Capital Management (“ICM”) in January in a stock transaction and acquiring Protective Marketing Inc. (“PME”) in October in a cash transaction. The merger with ICM created our Insurance Marketing Division, described below, that provides wholesale distribution of a broad range of health insurance products through national networks of independent agents. During the 11 months for which its results are included in our operations, the Insurance Marketing Division contributed revenues of $20,134,000 and a pre-tax loss of $4,371,000, net of a goodwill impairment charge of $4,600,000 and amortization of acquired intangible assets of $768,000. The acquisition of PME significantly increased the number of members that we serve with our consumer healthcare discount programs and provided us with a new customer service and administrative platform for those programs. During the three months for which its results are included in our operations, this acquired operation contributed revenues of $1,316,000 and pre-tax earnings of $95,000, net of amortization of acquired intangible assets of $46,000. Unfortunately, our existing Consumer Plan operations continued to suffer from attrition in membership, with corresponding declines in revenues and pre-tax earnings (exclusive of goodwill impairment charges). Also, our Regional Healthcare Division in El Paso continued to suffer the negative impact, in declining revenue and earnings, of the loss of certain significant contracts and the expenses resulting from a federal investigation of the El Paso operation and its former CEO. Additional membership and revenue reductions are anticipated to occur in that division during 2008. To date, expense reductions have been less than the corresponding revenue declines, in part due to the re-branding of the division as Foresight TPA and commencement of marketing campaigns, led by Michael Puestow, the division’s new Chief Executive Officer hired during August 2007, targeting the generation of new sources of revenue for 2008. On a consolidated basis, we achieved revenue of $40,674,000, up $18,294,000 or 82% from 2006, and posted a net loss of $13,155,000 that included goodwill impairment charges of $12,069,000.
     Consumer Plan Division. The operating results for our Consumer Plan Division segment were as follows:

	For the Twelve Months Ended December 31,
		Dollar	Percent		Dollar	Percent
Dollars in Thousands	2007	Change	Change	2006	Change	Change	2005
Service revenues	$13,700	$(783)	(5.4%)	$14,483	$(6,677)	(31.6%)	$21,160
Interest income-other	104	(186)	(64.1%)	290	208	253.7%	82
Total revenues	13,804	(969)	(6.6%)	14,773	(6,469)	(30.5%)	21,242
Operating expenses:
Commissions	3,606	(52)	(1.4%)	3,658	(2,190)	(37.4%)	5,848
Cost of operations	5,677	437	8.3%	5,240	(2,595)	(33.1%)	7,835
Sales and marketing	846	(271)	(24.3%)	1,117	489	77.9%	628
General and administrative	3,432	(639)	(15.7%)	4,071	(806)	(16.5%)	4,877
Depreciation and amortization	236	(415)	(63.7%)	651	(789)	(54.8%)	1,440
Interest expense	26	(24)	(48.0%)	50	3	6.4%	47
Goodwill impairment	3,377	577	20.6%	2,800	(10,100)	(78.3%)	12,900

Total expenses	17,200	(387)	(2.2%)	17,587	(15,988)	(47.6%)	33,575

Operating loss before income taxes	$(3,396)	$(582)	20.7%	$(2,814)	$9,519	(77.2%)	$(12,333)

Percent of revenue:
Total revenues	100.0%			100.0%			100.0%
Operating expenses:
Commissions	26.1%			24.8%			27.5%
Cost of operations	41.1%			35.5%			36.9%
Sales and marketing	6.1%			7.6%			3.0%
General and administrative	24.9%			27.6%			23.0%
Depreciation and amortization	1.7%			4.4%			6.8%
Interest expense	0.2%			0.3%			0.2%
Goodwill impairment	24.5%			19.0%			60.7%

Total expenses	124.6%			119.2%			158.1%

Operating loss before income taxes	(24.6%)			(19.2%)			(58.1%)

EXHIBIT 2 — pg 1-4
in January 2007, revenues of $2,044,000, and associated costs for their consumer healthcare discount products were included in our 2007 results. Those products accounted for 2,229 of the members reflected above as of December 31, 2007. The average revenue on those products is substantially higher than our other consumer plans, but so are their costs, resulting in very limited margins. This reduced the decline in division revenues that otherwise would have occurred during 2007, but contributed to an increase in the cost of operations as well as the increase in commission expense as a percentage of revenue. Additionally, costs incurred for new product development efforts and conversions to new administrative platforms contributed to the increase in the cost of operations. Therefore, costs of operations in this division increased by 8.3% from 2006 to 2007 compared to a 33.1% decrease in those expenses from 2005 to 2006.
     Sales and marketing expenses decreased 24.3% from 2006 to 2007, compared to a 77.7% increase from 2005 to 2006, primarily due to elimination of marketing consultants and contractors formerly used, prior to the ICM merger.
     General and administrative expenses continued to decline, by 15.7% from 2006 to 2007 and by 16.5% from 2005 to 2006. This resulted primarily from cost containment measures, responding to declining revenues.
     Depreciation and amortization expense declined by 63.7% from 2006 to 2007 and by 54.8% from 2005 to 2006 primarily due to outsourcing of certain administrative and customer support functions at the end of 2006.
     Insurance Marketing Division. The operating results for our Insurance Marketing Division segment were as follows:

Eleven months
ended December
Dollars in Thousands	31, 2007
Service revenues	$19,583
Interest income on advances	551
Interest income-other	—

Total revenues	20,134
Operating expenses:
Commissions	14,412
Cost of operations	512
Sales and marketing	2,936
General and administrative	1,048
Depreciation and amortization	789
Interest expense	208
Goodwill impairment	4,600

Total expenses	24,505

Operating loss before income taxes	$(4,371)

Percent of revenue:
Total revenues	100.0%
Operating expenses:
Commissions	71.6%
Cost of operations	2.5%
Sales and marketing	14.6%
General and administrative	5.2%
Depreciation and amortization	3.9%
Interest expense	1.0%
Goodwill impairment	22.8%

Total expenses	121.7%

Operating loss before income taxes	(21.7%)

EXHIBIT 2 — pg 1-4
     Regional Healthcare Division. The operating results for our Regional Healthcare Division segment were as follows:

	For the Twelve Months Ended December 31,
		Dollar	Percent		Dollar	Percent
Dollars in Thousands	2007	Change	Change	2006	Change	Change	2005
Service revenues	$6,603	$(806)	(10.9%)	$7,409	(1,128)	(13.2%)	$8,537
Interest income-other	97	(18)	(15.7%)	115	(21)	(15.4%)	136

Total revenues	6,700	(824)	(11.0%)	7,524	(1,149)	(13.2%)	8,673
Operating expenses:
Cost of operations	4,213	(720)	(14.6%)	4,933	(337)	(6.4%)	5,270
Sales and marketing	485	(174)	(26.4%)	659	(103)	(13.5%)	762
General and administrative	1,372	964	236.3%	408	(294)	(41.9%)	702
Depreciation and amortization	103	(2)	(1.9%)	105	47	81.0%	58
Interest expense	—	—	—	—	(26)	(100.0%)	26
Goodwill impairment	4,092	452	12.4%	3,640	3,640	—	—

Total expenses	10,265	520	5.3%	9,745	2,927	42.9%	6,818

Operating income (loss) before income taxes	$(3,565)	$(1,344)	60.5%	$(2,221)	$(4,076)	(219.7%)	$1,855

Percent of revenue:
Total revenues	100.0%			100.0%			100.0%
Operating expenses:
Cost of operations	62.9%			65.6%			60.8%
Sales and marketing	7.2%			8.8%			8.8%
General and administrative	20.5%			5.4%			8.1%
Depreciation and amortization	1.5%			1.4%			0.7%
Interest expense	0.0%			0.0%			0.3%
Goodwill impairment	61.1%			48.4%			0.0%

Total expenses	153.2%			129.6%			78.7%

Operating income (loss) before income taxes	(53.2%)			(29.6%)			21.3%

Regional Healthcare-Summary of Selected Metrics

	2007					2006	2005
Dollars in Thousands	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	Year	Year	Year
Covered employees	25,612	28,215	29,666	31,005	25,612	31,277	30,295
Percent Change	(9.2%)	(4.9%)	(4.3%)	(1.1%)	(18.1%)	3.2%
Service revenues	$1,593	$1,594	$1,680	$1,736	$6,603	$7,409	$8,537
Average monthly revenue per member	$19.73	$18.36	$18.46	$18.66	$21.48	$20.06
     Service Revenues. The primary element of our Regional Healthcare Division segment is Foresight that we acquired in June 2004, through which we offer full third-party administration services. Through Foresight, we provide a wide range of healthcare claims administration services and other cost containment procedures that are frequently required by state and local governmental entities and other large employers that have chosen to self-fund their required healthcare benefits. Foresight helps us offer a more complete suite of healthcare service products. Also through Foresight, we provide individuals and employee groups’ access to preferred provider networks, medical escrow accounts and full third-party administration capabilities to adjudicate and pay medical claims.
     Member count at December 31, 2007 totaled 25,612, an 18.1% decline from a year ago, resulting in a 10.9% decrease in revenue to $6,603,000 for 2007 compared to $7,409,000 in 2006 (and $8,537,000 in 2005). Those declines resulted from the loss of three major customers, two in the latter part of 2005 and another in June of 2006. Primarily as a result of the previously disclosed notice of termination of two additional major contracts during 2007, additional membership and revenue reductions are anticipated to occur during 2008. To date, expense reductions have been less than the corresponding revenue declines, primarily due to exceptionally high legal costs relating to the previously disclosed federal investigation of the El Paso operation and its former CEO. Those legal costs resulted in an increase from 2006 to 2007 of $511,000 in legal fees reflected in general and administrative expenses. As a consequence, earnings before taxes and excluding the effect of goodwill impairment charges has decreased from $1,855,000 in 2005 to $1,419,000 in 2006 and $527,000 in 2007, decreases year-to-year of 24% and 63%, respectively. Furthermore, in the second quarter of 2007, upon the loss of the third major customer in June 2007 discussed above, we conducted an assessment of possible impairment of goodwill in this division. We determined that the deteriorating revenue prospects resulting from the loss of these major contracts indicated a decline in the future earnings projections for our Regional Healthcare Division. Accordingly, we recorded an impairment charge of $4,092,000. This follows a similar impairment charge of $3,640,000 in 2006, following the loss of two major contracts that year.

EXHIBIT 2 — pg 1-4
     Corporate and Other. The operating costs for our corporate and other activities were as follows:

	For the Twelve Months Ended December 31,
		Dollar	Percent		Dollar	Percent
Dollars in Thousands	2007	Change	Change	2006	Change	Change	2005
Service revenues	$36	$(46)	(56.1%)	$82	(249)	(75.2%)	$331
Operating expenses:
Commissions	9	(20)	(69.0%)	29	(138)	(82.6%)	167
Cost of operations	26	26	(100.0%)	—	(33)	(100.0%)	33
Sales and marketing	—	—	—	—	(81)	(100.0%)	81
General and administrative	2,408	543	29.1%	1,865	(827)	(30.7%)	2,692
Depreciation and amortization	7	(10)	(58.8%)	17	17	100.0%	—
Goodwill impairment	—	—	—	—	—	—	—

Total expenses	2,450	539	28.2%	1,911	(1,062)	(35.7%)	2,973

Operating loss before income taxes	$(2,414)	$(585)	32.0%	$(1,829)	$813	(30.8%)	$(2,642)

     Until December 2006 we reported the financial results of our wholly-owned subsidiary Care Financial of Texas, L.L.C. (Care Financial) as a separate segment, Financial Services. Financial Services included two divisions — Care Financial which offered high deductible and scheduled benefit insurance policies and Care 125 which offered life insurance and annuities, along with Healthcare Savings Accounts (HSAs), Healthcare Reimbursement Arrangements (HRAs) and medical and dependent care Flexible Spending Accounts (FSAs). Care 125 was discontinued in December 2006 and Care Financial is now included with Corporate and Other.
     General and Administrative Expenses. The increase in general and administrative expenses from 2006 to 2007 was due primarily to higher compensation and contractor costs resulting from the additional officers and staff joining the company in the ICM merger, as well as those necessary for compliance in 2007 with additional provisions of the Sarbane-Oxley Act. The decrease in general and administrative expenses from 2005 to 2006 is primarily due to a $775,000 charge resulting from severance compensation payable to some of our former officers in 2005.
     Discontinued Operations. The operating results for our discontinued operations were as follows:

	For the Twelve Months Ended December 31,
		Dollar	Percent
Dollars in Thousands	2006	Change	Change	2005
Service revenues	$125	$(1,055)	(89.4%)	$1,180
Operating expenses:
Cost of operations	94	(906)	(90.6%)	1,000
Sales and marketing	343	(125)	(26.7%)	468
General and administrative	598	370	100.0%	228

Total operating expenses	1,035	(661)	(39.0%)	1,696

Operating loss before income taxes	$(910)	$(394)	76.4%	$(516)

     Discontinued operations include the following divisions:
     Financial Services — Care 125. In the first quarter of 2004, we initiated Care 125, a division of Foresight, to provide health savings accounts (HSAs), Healthcare Reimbursement Arrangements (HRAs) and medical and dependent care Flexible Spending Accounts (FSAs). Care125 services would allow employers to offer additional benefits to their employees and give employees additional tools to manage their healthcare and dependent care expenses. Additionally, Care125 programs and our medical savings programs could be sold together by agents and brokers with whom we have contracted to offer a more complete benefit package to employers. We discontinued this division in December 2006. This operation had net losses in 2006 and 2005 of $121,000 and $137,000, respectively.
     Vergance. In the third quarter of 2005, we began offering neutraceuticals through the Vergance marketing group of our Consumer Healthcare Services Division. Neutraceutical sales consisting of vitamins, minerals and other nutritional supplements, under the Natrience brand commenced in late September 2005, but were immaterial through June 30, 2006. Effective June 30, 2006, we discontinued its operations and wrote off the assets of this division. This operation had net losses in 2006 and 2005 of $789,000 and $201,000, respectively.
     Member Services. The Foresight Club designed and offered membership programs for rental-purchase companies, financial organizations, employer groups, retailers, and association-based organizations. We sold substantially all of the operating

EXHIBIT 3 — pg. 1 of 1
financial statements in a materially correct manner. While we have established multiple compensating manual processes designed to partially mitigate these weaknesses, we nevertheless have insufficient control procedures in place to fully assure that commission information received from those insurance carriers is complete, accurate or received in a timely manner. We have insufficient control procedures in place to assure that commission information received from those insurance carriers is complete, accurate or received in a timely manner. Additionally, some information is processed for us by outside third party service bureaus or administrators. Some of those third party service bureaus or administrators have not had their controls evaluated by independent registered accountants and they have not received SAS 70 reports on their controls. We have performed limited review of their controls and have preliminarily determined that they have insufficient information technology general controls, as further discussed below. Our remediation of the material weakness in controls over the processing of commissions for our Insurance Marketing Division necessitates the development and implementation of a new information technology system that provides us with assurance as to the receipt, from insurance carriers, of commission information in a timely, complete and accurate fashion and replaces or replicates the processes currently performed by certain of the third-party service bureaus or administrators discussed above. We anticipate that these remediation efforts may not be completed until late in 2008.
     Information Technology General Controls — During our assessment of internal controls over financial reporting, as they apply to or are effected by our information technology functions, we determined that we had numerous weaknesses in both our internal information technology controls and those at third-party service bureaus or administrators, including:
•	Lack of controls over the transfer of data to and from third party service bureaus or administrators, carriers and us,

•	Lack of a rigorous software development methodology,

•	Lack of documented change control,

•	Weak service level management,

•	Informal security processes,

•	Inconsistent help desk functions,

•	Inadequately documented data backups,

•	Inadequate infrastructure acquisition and maintenance, and

•	Poor operating controls.
     As discussed above, our remediation of the material weakness in controls over information technology controls as they relate to the processing of commissions for our Insurance Marketing Division will necessitate the development and implementation of a new information technology system that provides us with assurance as to the receipt, from insurance carriers, of commission information in a timely, complete and accurate fashion and replaces or replicates the processes currently performed by certain of the third-party service bureaus or administrators discussed above. We anticipate that these remediation efforts may not be completed until late in 2008. Further, the remediation of the material weakness in controls over information technology controls as they relate to our Consumer Plan Division will require the migration of our processing for that business to the automated processing platforms acquired by us through our acquisition of PME in the fourth quarter of 2007. We believe that this migration may be completed by mid-2008.
     We anticipate the actions described above and resulting improvements in controls will strengthen our internal control over financial reporting and will, over time, address the related material weaknesses that we identified as of December 31, 2007. However, because many of the controls in our system of internal controls rely extensively on manual review and approval, the successful operation of these controls for, at least, the next several quarters may be required prior to management being able to conclude that the material weaknesses have been remediated.
     Although changes were made in our internal controls during the second and third quarters of 2007, as discussed above, during the fourth quarter of 2007, there were no changes in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

EXHIBIT 4 — pgs 1 - 3
ACCESS PLANS USA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

Dollars in Thousands, Except Earnings per Share	2007	2006	2005

Revenues:
Commissions and service revenues	$39,922	$21,974	$30,028
Interest income on agent advances	551	—	—
Interest income	201	406	232

Total revenues	40,674	22,380	30,260
Operating expenses:
Commissions	18,027	3,686	6,015
Cost of operations	10,428	10,173	13,138
Sales and marketing	4,268	1,776	1,471
General and administrative	8,260	6,345	8,272
Depreciation and amortization	1,135	774	1,498
Interest expense	233	50	72
Impairment charge for goodwill	12,069	6,440	12,900

Total operating expenses	54,420	29,244	43,366

Operating loss before income taxes	(13,746)	(6,864)	(13,106)
Provision for income taxes (benefit) expense	(591)	(50)	123

Loss from continuing operations	(13,155)	(6,814)	(13,229)
Discontinued:
Gain on sale of discontinued operations, net of taxes of $180	—	—	300
Loss from discontinued operations, net of tax benefit of $0 and $73, respectively	—	(910)	(442)

Net loss	$(13,155)	$(7,724)	$(13,371)

Loss per share:
Basic and diluted
Continuing operations	$(0.69)	$(0.51)	$(1.06)
Discontinued operations	(0.00)	(0.07)	(0.01)

Net loss per share	$(0.69)	$(0.58)	$(1.07)

Weighted average number of common shares outstanding, basic and diluted:	18,983,843	13,486,562	12,432,591

The accompanying notes are an integral part of these consolidated financial statements.

1 of 3

EXHIBIT 4 — pgs 1 - 3
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Quarterly Results of Operations and Seasonality
     The following table presents our unaudited quarterly results of operations data for each of the eight quarters in 2007 and 2006. The quarterly information is unaudited but, in the opinion of management, reflects all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The results of operations for any quarter are not necessarily indicative of results for any future period.
     Our consolidated financial statements begin on page F-2.

	2007 Quarter Ended (Unaudited) (1)
Dollars in Thousands	December 31	September 30	June 30	March 31
Commissions and service revenues	$11,310	$10,238	$10,185	$8,189
Interest income on agent advances	184	155	128	84
Interest income	26	46	77	52

Total revenue	11,520	10,439	10,390	8,325
Total operating expenses(2)	11,319	18,660	15,820	8,621

Operating (loss) before income taxes	201	(8,221)	(5,430)	(296)
Provision (benefit) for income taxes	(184)	(458)	22	29

Net income (loss) from continuing operations	385	(7,763)	(5,452)	(325)
Net loss from discontinued operations, net of tax	—	—	—	—

Net income (loss)	$385	(7,763)	(5,452)	(325)

Income (loss) per share:
Basic and diluted(3)
Income (loss) from continuing operations	$0.02	$(0.38)	$(0.29)	$(0.02)
Loss from discontinued operations	(0.00)	(0.00)	(0.00)	(0.00)

Net income (loss)	$0.02	$(0.38)	$(0.29)	$(0.02)

2 of 3

EXHIBIT 4 — pgs 1 - 3

	2006 Quarter Ended (Unaudited) (1)
Dollars in Thousands	December 31	September 30	June 30	March 31
Commissions and service revenues	$4,932	$5,299	$5,650	$6,093
Interest income on agent advances	—	—	—	—
Interest income	102	118	102	84

Total revenue	$5,034	$5,417	$5,752	$6,177
Total operating expenses(2)	11,933	5,608	5,804	5,899

Operating gain (loss) before income taxes	(6,899)	(191)	(52)	278
Provision (benefit) for income taxes	435	(20)	(461)	(4)

Net income (loss) from continuing operations	(7,334)	(171)	409	282
Net income (loss) from discontinued operations, net of tax	13	(14)	(588)	(321)

Net loss	$(7,321)	$(185)	$(179)	$(39)

Income (loss) per share:
Basic and diluted(3)
Income (loss) from continuing operations	$(0.54)	$(0.01)	$0.03	$0.02
Loss from discontinued operations	0.00	0.00	(0.04)	(0.02)

Net income (loss)	$(0.54)	$(0.01)	$(0.01)	$(0.00)

(1)	Certain reclassifications have been made to prior quarterly financial information to conform to the current presentation of the quarterly financial information.

(2)	In the third quarter of 2007, a $7,977,000 goodwill impairment charge was recorded. In the second quarter of 2007, a $4,092,000 goodwill impairment charge was recorded. In the fourth quarter of 2006, a $6,440,000 goodwill impairment charge including tax considerations of $426,000 was recorded. In 2005, a $9,900,000 goodwill impairment charge was recorded in the second quarter and an additional $3,000,000 goodwill impairment charge was recorded in the fourth quarter.

(3)	For the years ended December 31, 2007 and 2006, outstanding stock options of 31,369 and 43,575 shares, respectively, were not included in the calculation of fully diluted earnings per share because the inclusion would have been anti-dilutive.

3 of 3

Exhibit 5

Memo To:	File
Date:	June 5, 2008
Prepared By:	Ian Stuart
Re:	Classification of Agent and Carrier Advances in Cash Flow Statement
Background — General
During May 2008, we received a comment letter from the SEC regarding various items set forth in AUSA’s 2007 Form 10-K filing. Comments #4 and #5 sought an explanation for our classification of advances to agents as an investing activity and advances from carriers as a financing activity
The purpose of this memo is to summarize the deliberations undertaken a year ago, including discussion with our outside accounting firm (Hein & Associates) that resulted in our conclusion that characterization of advances to agents as an investing activity and advances from carriers as a financing activity was appropriate.
Background — Business
One of AUSA’s key distribution channels is the AHCP Agency (AHCP), which is the primary component of our Insurance Marketing division. AHCP is a national network of independent licensed insurance agents that sell many of the products we offer in our portfolio. While the AHCP agents primarily sell individual major medical insurance, underwritten by various insurance carriers, they also sell several of our supplemental products.
Consistent with market place practices, the agent is compensated for the sale of a policy by earning a commission on each of the premiums paid by the policyholder who bought the policy sold by the agent. Thus earnings accrue to the agent so long as the policy sold remains active/in-force (i.e. is not terminated).
In order to incent sales activity and improve the agent’s cash flow position, AHCP provides its agents with the option to receive advanced commissions on most of the products that we make available for the agents to sell. Consistent with market place practices, the AHCP producer agreement, which all agents must sign and adhere to in order to participate in our programs, clearly states that:
1	All commissions advanced are loans — Section 8. Such indebtedness is referred to as a “debit balance”

2	Agent agrees to repay AHCP outstanding debit balances, inclusive of interest thereon — Section 9.

3	Agent agrees to assign and pledge a priority security interest in all commission payable, over time, by AHCP to the agent — Section 20.

4	Absent express prior consent from AHCP, agent may not assign commission payable, over time, by AHCP to the agent — Section 19.

As a matter of practice:
1	AHCP generally collects/recovers the advances made to agents by retaining all commission otherwise payable to the agent until all of the outstanding debit balance has been repaid in full

2	AHCP charges interest on outstanding debit balances

3	Generally, AHCP seeks early recovery of advances paid on a policy which terminates within the advance commission period. For example, if an agent elects to receive an 8 month advance on a policy sold, and as a result receives $160 in the month that policy was sold, and then the policy is cancelled after three months, then the outstanding advance balance at the policy termination date (before taking into account interest charged) is $100 (i.e. $160 less three months of applied commission of $20/month). AHCP will then seek to offset recovery of this $100 balance against the next eligible advance to the agent.

4	In the event that agent is unable to repay the outstanding debit balance, then AHCP commences recovery procedures. Typically this results in the agent’s manager assuming responsibility for the “bad” account balance — the manager’s responsibility for the sub-agents debit balance is clearly set forth in Section 8 of the AHCP producer agreement
Many of the insurance carriers that AHCP represents provide advance commissions to AHCP — under the same general terms and conditions as outlined above. AHCP uses the funds received to provide the advances to its agents. Additionally, for certain programs, AHCP has obtained third-party financing from banks and specialty lending institutions — the funds obtained have been used to fund commissions advanced to agents.
Both advances made by AHCP to its agents and advances received by AHCP from carriers are refundable/repayable — repayment is accomplished through a combination of:
1	Applying commissions to the outstanding debit balance account — as/when commissions are earned. Monthly commissions are earned only if the policyholder continues to make monthly premium payments.

2	Cash recovery of advances previously provided, generally by applying chargebacks (relating to advances on policies which terminate within the commission advance period).
The individual amounts advanced to AHCP by carriers and by AHCP to its agents range from balances equal to 6-to-12 times the monthly commission that has been earned by the applicable party. However, due to the continual advancing of commissions on new policies (generally, several hundred individual transactions occur each month within the framework of the AHCP and insurance carrier relationship) the length of the loan relationship between AHCP and the carrier and AHCP and its agents last for several years.
Applicable Accounting Guidance
SFAS 95 provides guidance for classifying cash receipts and payments as either investing, financing or operating activities.
Paragraph 17a) of SFAS 95 characterizes disbursements for loans made by the enterprise as an investing activity. Similarly, paragraph 19b) characterizes proceeds from short-

term borrowings as a financing activity. Paragraph 24 notes that:
1	Certain cash receipts and payments may have aspects of more than one class of cash flows, and

2	If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.
Conclusion
Paragraph 24 is pertinent to the characterization of amounts advanced by AHCP to its agents in so far as a substantial portion of the amount advanced by AHCP to its agents is never returned in the form of a cash repayment by the agent — instead AHCP withholds payment of the commissions it would otherwise be obligated to pay to the agent, absent the agent electing to obtain an advance commission from AHCP. While an alternative classification could be to characterize the advancing of commissions to agents as a prepayment of a commission expense — and thus an operating activity — we concluded that characterization of the commission advance as an investing activity is more appropriate because:
1	The AHCP producer agreement clearly states such amounts are loans

2	Amounts advanced are refundable/required to be repaid — and actual cash recoveries regularly occur

3	The application of earned commissions (as distinct to actual cash repayment of loans advanced) is considered to be a settlement process (the offsetting of AHCP’s obligation to make an earned commission payment to the agent against AHCP’s right to collect a partial loan recovery from the agent) that should be treated as equivalent to making a loan repayment.

4	While the individual borrowing transactions are typically for a six to twelve month period, generally a revolving loan arrangement develops and the typical timeframe between initiating the first commission advance to the agent and full repayment of all advances made to the agent usually exceeds two years, oftentimes longer.
Similarly, paragraph 24 is pertinent to the characterization of amounts advanced to AHCP by carriers in so far as a substantial portion of the advances received by AHCP are never returned in the form of a cash payment back to the carrier — instead the carrier withholds payment of the commissions it would otherwise be obligated to pay to AHCP, absent AHCP electing to obtain an advance commission from the carrier. While an alternative classification could be to characterize the advancing of commissions to AHCP as a prepayment of commission revenue — and thus an operating activity — we concluded that characterization of the commission advance as a financing activity is more appropriate because:
1	The agreements with AHCP carriers clearly state such amounts are loans

2	Amounts advanced are refundable/required to be repaid — and actual cash recoveries regularly occur

3	The application of earned commissions (as distinct to actual cash repayment of loans advanced) is considered to be a settlement process (the offsetting of the carriers’ obligation to make an earned commission payment against its right to collect a partial loan recovery from AHCP) that should be treated as equivalent to making a loan repayment

4	While the individual borrowing transactions are typically for a six to twelve month period, generally a revolving loan arrangement develops and the typical timeframe between initiating the first commission advance to AHCP and full repayment of all advances made to AHCP usually exceeds two years, oftentimes longer.
Additionally, we concluded that the characterization of amounts advanced by AHCP to its agents as an investing activity and amounts advanced to AHCP by carriers as a financing activity provides:
1	Consistency with the presentation of all sources of funding obtained by AUSA. From an economic perspective, receipt of funding from a carrier is very comparable to obtaining funding (for making advances to AHCP agents) from a bank or a specialty lending institution. In the latter instance, the activity is clearly a financing activity.

2	An appropriate matching of operating cash flows pertaining to the earning of commission revenue and expensing of commission costs

EXHIBIT 6 — pg. 1 of 1
Reconciliation of change in Agent Advances and Unearned Commissions — Fiscal 2007
($ in thousands)

	Advanced
	Agent	Unearned
	Commissions	Commissions
Balance at December 31, 2007
Presented in Form 10-K	5,332	4,221
Proposed Reclassification		(95)

Proposed Presentation	5,332	4,126

Balance at December 31, 2006	—	—

Source/(Use) During Year	(5,332)	—

Components of Change during the Year
Acquired in connection with the January 30, 2007 merger with Insurance Capital Management Presented in Footnote 3
Originally Filed	(3,443)	2,251
Proposed correction — gross-up	(1,352)	1,352

Proposed presentation	(4,795)	3,603

Acquired in connection with October 1, 2007 purchase of Protective Marketing Enterprises	(20)

Included in Statement of Cash Flows
Operating Activity:-
Component of provision for losses on accounts receivable and agent advances	308

Investing Activity:
Increase in advanced agent commissions	(825)

Financing Activity
Increase in Unearned Commissions
Presented in Form 10-K		437
Proposed Reclassification		86

Proposed Presentation		523

	(5,332)	4,126

EXHIBIT 7 — pgs 1 - 3
ACCESS PLANS USA, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 and 2006

Dollars in Thousands	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$2,711	$3,232
Unrestricted short-term investments	—	200
Restricted short-term investments	1,231	1,420

Cash and short-term investments	3,942	4,852
Accounts and notes receivable, net	1,054	190
Advanced agent commissions, net	5,332	—
Income taxes receivable, net	70	246
Prepaid expenses	193	1,512
Deferred tax asset	23	—

Total current assets	10,614	6,800
Fixed assets, net	682	924
Goodwill, net	5,489	7,471
Other intangible assets, net	3,960	—
Deferred tax asset, net	—	387
Other assets	73	662

Total assets	$20,818	$16,244

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$563	$178
Short-term debt	1,255	—
Income taxes payable	267	353
Unearned commissions	4,126	—
Deferred service fees and deferred enrollment fees, net of acquisition costs	378	82
Current portion of capital leases	48	190
Deferred tax liability	—	387
Other accrued liabilities	2,901	1,614

Total current liabilities	9,538	2,804
Capital lease obligations, net of current portion	—	48
Deferred tax liability	23	—

Total liabilities	9,561	2,852
Commitments and contingencies (Note 16)
Stockholders’ equity:
Preferred stock, $1.00 par value, 2,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value, 100,000,000 shares authorized; 20,749,145 and 14,012,763 issued, respectively, and 20,269,145 and 13,512,763 outstanding, respectively	207	140
Additional paid-in capital	40,619	29,691
Accumulated deficit	(28,560)	(15,388)
Less: treasury stock (480,000 and 500,000 shares, respectively)	(1,009)	(1,051)

Total stockholders’ equity	11,257	13,392

Total liabilities and stockholders’ equity	$20,818	$16,244

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 7 — pgs 1 - 3
ACCESS PLANS USA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

Dollars in Thousands	2007	2006	2005
Operating activities:
Net loss	$(13,155)	$(7,724)	$(13,371)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,132	774	1,754
Gain on sale of discontinued operations	—	—	(480)
Provision for losses on accounts receivable and agent advances	349	39	198
Stock options expense	401	231	—
Goodwill impairment including tax considerations	12,072	6,866	12,900
Deferred income taxes	(433)	—	1,146
Other non-cash items and loss on disposal of fixed assets	338	453	94
Changes in operating assets and liabilities (net of businesses acquired):
Accounts and notes receivable, net	144	34	(149)
Income taxes receivable	176	724	(66)
Inventory	—	128	(188)
Prepaid expenses	1,319	(25)	(920)
Other assets	662	75	7
Accounts payable	(170)	(289)	(3)
Accrued liabilities	(787)	(518)	(299)
Deferred fees	(225)	35	(107)
Income taxes payable	(86)	(78)	(2)

Net cash provided by operating activities	1,737	725	514

Investing activities:
Decrease (increase) in unrestricted short-term investments	200	(200)	—
Decrease (increase) in restricted short-term investments	320	(1,170)	(250)
Increase in advanced agent commissions	(825)	—	—
Purchase of fixed assets	(305)	(848)	(336)
Cash used in business combinations, net of cash acquired	(832)	(1,045)	(1,711)
Proceeds from sale of discontinued operations	—	—	475

Net cash used in investing activities	(1,442)	(3,263)	(1,822)

Financing activities:
Exercise of stock options	—	—	25
Payments of capital leases	(190)	(241)	(620)
Purchase of treasury stock	—	—	(369)
Decrease in debt, net	(1,149)	—	—
Increase in unearned commissions	523	—	—

Net cash used in financing activities	(816)	(241)	(964)

Net decrease in cash and cash equivalents	521	2,779	2,272
Cash and cash equivalents at beginning of year	3,232	6,011	8,283

Cash and cash equivalents at end of year	$2,711	$3,232	$6,011

Supplemental disclosure:	$295	$998	$(155)

Income taxes recovered (paid), net of taxes paid	$233	$50	$72

Interest paid
Non-cash investing and financing activities:	$—	$—	$507

Acquisition of fixed assets through capital leases, net of retirements	$10,540	$521	$1,710

Stock issuance for consideration on business combination	$—	$(5,585)	$663

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT 7 — pgs 1 - 3
Note 3 — Business Acquisitions
     On January 30, 2007, the Company completed its merger with Insurance Capital Management USA, Inc. (“ICM”). The acquisition of ICM provides the Company with future commission revenue from a book of health insurance policies in force, a broader range of insured health care products and services and an established distribution channel of health insurance agents. As a result, the purchase price exceeded the estimated market value of ICM’s net identifiable assets and goodwill of $10,087,000 was recorded. ICM’s result of operations are included in our financial statements from January 30, 2007 forward. Under the terms of the merger, ICM became a wholly-owned subsidiary of the Company and the shareholders of ICM received shares of Company common stock based on the adjusted earnings before income taxes, depreciation and amortization (“adjusted EBITDA”) of ICM and its subsidiary companies. On January 30, 2007, the ICM shareholders were issued 4,498,529 of common stock shares of the Company. Further, on May 31, 2007, the ICM shareholders were issued an additional 2,257,853 shares of Company common stock based upon the acquired ICM companies having achieved adjusted EBITDA of $1,250,000 over the four calendar quarters ending on December 31, 2006.
     The cost of the acquisition of $11,143,000 consisted of $10,540,000 of the Company’s common stock (6,756,382 shares) and $603,000 of costs directly related to the acquisition. The cost of the acquisition was allocated as follows:

Dollars in Thousands	(Unaudited)
Cash	$77
Accounts receivable	915
Advanced agent commissions	4,795
Other assets	37
Fixed assets	35
Goodwill	10,087
Deferred tax asset	862
Other intangibles, net	3,700
Accounts payable and accrued liabilities	(1,640)
Deferred revenue, net	(423)
Unearned commissions	(3,603)
Short-term debt	(2,004)
Long-term debt	(400)
Long-term deferred tax liability	(1,295)

Total	$11,143

First issuance of common stock	7,018
Second issuance of common stock	3,522
Acquisition costs	603

Total	$11,143

     Judgment was required in the allocation of value to the acquired assets and liabilities, based upon their fair values, especially with regard to the allocation of $10,087,000 to goodwill and $3,700,000 to other intangible assets. The other intangible assets represent the estimated value, at the date of their acquisition, of policies in force (“Customer Contracts”) of $1,800,000 and certain agent relationships (“Agent Relationships”) of $1,900,000. These assets are being amortized on a straight-line basis over three years and eight years, respectively. Goodwill is deemed to have an infinite life and is subject to an annual, or more frequent, analysis for possible impairment. Goodwill and other intangible assets arising from the ICM acquisition are not deductible for federal income tax purposes.

EXHIBIT 8
(Page 1 of 2)
December 5, 2007
Board of Directors
Access Plans USA, Inc.
4929 West Royal Land, Suite 200
Irving, Texas 75063
Dear Sirs:
At your request, we have read the description included in your Form 10-Q for the quarter ended September 30, 2007 of the facts relating to the annual assessment of the carrying value of goodwill being performed in the third quarter rather than the fourth quarter. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.
We have not audited any consolidated financial statements of Access Plans USA, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2006. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Access Plans USA, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2006.
HEIN & ASSOCIATES LLP
14755 Preston Road, Suite 320
Dallas, Texas 75254
Phone: 972-458-2296
Fax:972-788-4943
www.heincpa.com

EXHIBIT 8 — pg 2 of 2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of Access Plans USA, Inc.
Irving, Texas
     We have audited the accompanying consolidated balance sheets of Access Plans USA, Inc. as of December 31, 2007 and 2006 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Access Plans USA, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
     As discussed in Note 1 to the financial statements, the Company made a change in accounting principle in the third quarter of 2007, when they changed the timing of the annual assessment of the carrying value of indefinite lived intangibles from December 31 to September 30.
(Signed Hein & Associates LLP)
Dallas, Texas
March 31, 2008

EXHIBIT 9 — pg 1 -2
Note 5 — Prepaid Expenses
     Prepaid expenses are comprised of the following at December 31,

Dollars in Thousands	2006	2005
Provider network premiums	$435	$643
Member services	400	—
Insurance	511	484
Postage	50	134
Service contracts	10	57
Rent	—	31
Other	86	118

	$1,492	$1,467

Note 6 — Fixed Assets
     Fixed assets are comprised of the following at December 31,

Dollars in Thousands	2006	2005
Furniture and fixtures	$23	$311
Leasehold improvements	210	169
Computers and office equipment	1,559	1,770
Software	1,144	996
Automobiles	36	—

	2,972	3,246
Accumulated depreciation and amortization	(2,048)	(2,122)

Fixed assets, net	$924	$1,124

Note 7 — Goodwill and Other Intangible Assets
     The change in the carrying amount of the Company’s intangible assets for the years ended December 31, 2006 and 2005 are as follows:

Dollars in Thousands	Goodwill	Trademark	Total
Intangible assets, balance as of January 1, 2005	$22,781	$—	$22,781
Contingent consideration paid	4,591	—	4,591
Goodwill impairment charge	(13,040)	—	(13,040)

Intangible assets, balance as of December 31, 2005	14,332	—	14,332
Goodwill impairment charge	(6,440)	—	(6,440)
Tax impact on goodwill impairment charge	(426)	—	(426)
Acquisition of trademark	—	5	5

Intangible assets, balance as of December 31, 2006	$7,466	$5	$7,471

     During the year ended December 31, 2006, goodwill decreased by $4,066,000 including tax considerations of $426,000 as the result of an impairment charge primarily due to the decline in the number of lives covered under plans that are administered by AAI. In addition, goodwill for Capella decreased by $2,800,000 as the result of an impairment charge due to the continuing decline in members and revenue.
     During the year ended December 31, 2005, goodwill increased by $4,591,000 due to the final payments made to acquire AAI. Further, the $13,040,000 was primarily for a impairment of $12,900,000 related to Capella.
     To the extent that, in the future, the Company’s revenue and earnings estimates change or the Company’s stock price decreases, further goodwill write-downs may occur.
Note 8 — Goodwill and Other Intangible Assets
The changes in the carrying amount of the Company’s intangible assets for the years ended December 31, 2007, 2006 and 2005 are as follows:

EXHIBIT 9 — pg 1 -2

			Agent
			Relationships/
		Customer	Network
Dollars in Thousands	Goodwill	Contracts	Contracts	Total
Intangible assets, balance as of January 1, 2005	$21,381	$1,400	$—	$22,781
Goodwill acquired in Foresight acquisition	4,591	—	—	4,591
Amortization of intangibles	—	(140)	—	(140)
Goodwill impairment charge	(12,900)	—	—	(12,900)

Intangible assets, balance as of December 31, 2005	13,072	1,260	—	14,332
Goodwill impairment charge	(6,440)	—	—	(6,440)
Tax impact on goodwill impairment charge	(426)	—	—	(426)
Reclassification of customer contract	1,260	(1,260)	—	—
Acquisition of trademark	5	—	—	5

Intangible assets, balance as of December 31, 2006	7,471	—	—	7,471
Allocation of ICM goodwill	10,087	—	—	10,087
Allocation of ICM contracts and relationships assets	—	1,800	1,900	3,700
Allocation of PME contracts and relationships assets	—	482	591	1,073
Amortization of intangibles	—	(578)	(235)	(813)
Goodwill impairment charges	(12,069)	—	—	(12,069)

Intangible assets, balance as of December 31, 2007	$5,489	$1,704	$2,256	$9,449

Impairment charges were recorded related to Capella’s goodwill in 2005 due to continuing decline in the number of members and related revenues to a lower level than previously predicted and pending litigation and regulatory activity that was announced in the second quarter of that year. Impairment charges were again recorded in 2007 related to Capella’s goodwill due to continuing decline in members and revenues and the failure of certain new product and marketing initiatives to achieve expected results. In 2007 and 2006, we recorded goodwill impairment charges for Foresight due to the loss of significant contracts. In 2007 we recorded impairment charges for Insurance Marketing due to significant declines in sales of Medicare supplemental policies. Following is a table summarizing the impairment charges by segment:

Dollars in Thousands	Capella	Foresight	ICM	Total
Goodwill originally recorded	$19,077	$7,764	$10,089	$36,930
Other goodwill adjustments	—	(32)	—	(32)
2005 impairment charges	(12,900)	—	—	(12,900)
2006 impairment charges	(2,800)	(3,640)	—	(6,440)
2007 impairment charges	(3,377)	(4,092)	(4,600)	(12,069)

Net goodwill balance at December 31, 2007	$—	$—	$5,489	$5,489

To the extent that, in the future, the Company’s revenue and earnings estimates change or the Company’s stock price decreases, further goodwill write-downs may occur.
Goodwill and trademark are subject to impairment of valuations as described above but are not subject to amortization. During 2007, the Company recorded additions to intangible assets subject to amortization of $4,773,000, with a weighted average amortization life of 4.6 years. The components of finite-lived intangible assets acquired during 2007 are: $2,282,000 — Customer contracts (3.2 Years); $1,900,000 — Agent relationships (8 years); and $591,000 — Network contracts (8 years). These assets have no significant residual values. Estimated future amortization expense for those intangible assets for the next five years is as follows:

Dollars in Thousands	Total	2008	2009	2010	2011	2012
Amortization expense	$3,208	$1,020	$1,020	$470	$391	$307

EXHIBIT 10 — pg 1 - 2
Note 16 — Commitments and Contingencies
In the normal course of business, the Company may become involved in litigation or in settlement proceedings relating to claims arising out of the Company’s operations. Except as described below, the Company is not a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition and results of operations.
Zermeno v Precis, Inc. The case styled “Manuela Zermeno, individually and on behalf of the general public; and Juan A. Zermeno, individually and on behalf of the general public v Precis, Inc., and Does 1 through 100, inclusive” was filed on August 14, 2003 in the Superior Court of the State of California for the County of Los Angeles under case number BC 300788.
The Zermeno plaintiffs are former members of the Care Entréetm discount healthcare program who allege that they (for themselves and for the general public) are entitled to injunctive, declaratory, and equitable relief. Under California Health and Safety Code § 445 (“Section 445”). That provision governs medical referral services. The plaintiffs’ also sought relief under Business and Professions Code § 17200, California’s Unfair Competition Law (“Section 17200”).
On December 21, 2007, the Company received a verdict in our favor. The plaintiffs have indicated that they plan to appeal. A negative result in this case would have a material affect on the Company’s financial condition and would limit the Company’s ability (and that of other healthcare discount programs) to do business in California.
We believe that the Company has complied with all applicable statues and regulations in the state of California. Although the Company believes the Plaintiffs’ claims are without merit, the Company cannot provide any assurance regarding the outcome or results of this litigation.
State of Texas v The Capella Group, Inc. et al. The State of Texas filed a lawsuit against Capella and Equal Access Health, Inc. (including various names under which Equal Access Health, Inc. does business) on April 28, 2005. Equal Access Health was a third-party marketer of the Company’s discount medical card programs, but is otherwise not affiliated with the Company’s subsidiaries or the Company. The lawsuit alleges that Care Entréetm, directly and through at least one other party that formerly resold the services of Care Entréetm‘s to the public, violated certain provisions of the Texas Deceptive Trade Practices Consumer Protection Act. The lawsuit seeks, among other things, injunctive relief, unspecified monetary penalties and restitution. The Company believes that the allegations are without merit and are vigorously defending this lawsuit. The lawsuit was filed in the 98th District Court of Travis County, Texas as case number GV501264. Unfavorable findings in this lawsuit could have a material adverse effect on the Company’s financial condition and results of operations. No assurance can be provided regarding the outcome or results of this litigation.
Investigation of National Center for Employment of the Disabled, Inc. and Access HealthSource, Inc. (“Foresight”) In June 2004, we acquired Foresight and its subsidiaries from National Center for Employment of the Disabled, Inc. (now known as Ready One Industries, “NCED”). Robert E. Jones, the C.E.O. of NCED was elected to and served on the Company’s Board of Directors until his March 2006 resignation. Frank Apodaca served as the President and C.E.O. of Foresight from the Company’s acquisition until September 3, 2007, on which his date his employment was terminated by the Company. Mr. Apodaca, who had been placed on leave prior to the termination of his employment, also served as Chief Administrative Officer and a member of the Board of Directors of NCED. Mr. Apodaca also served as the Company’s President from June 10, 2004 to January 30, 2007. Until July 2006, his employment agreement with the Company allowed him to spend up to 20% of his time on matters related to NCED’s operations. NCED is one of the Company’s greater than 10% shareholders as a result of shares it received from the acquisition of Foresight.
There is an ongoing federal investigation of Mr. Apodaca and Foresight, and there has been publicity in the El Paso, Texas area about the investigation. The investigation involves several elected public officials and over 20 companies that do business with local government entities in the El Paso area. Although no indictments have occurred, the Company believes that the investigation involves, among other things, allegations of corruption relating to contract procurement by Mr. Apodaca and Foresight and other companies from these local governmental entities. The Company can offer no assurance as to the outcome of the investigation. In addition to the negative financial effect from the loss of business, the Company has suffered and may continue to suffer as a result of the investigation and the adverse publicity surrounding the investigation. The Company’s financial condition and the results of its operations will be materially affected should the investigation result in formal allegations of wrongdoing by Foresight. The Company may become obligated to pay fines or restitution and its ability to operate Foresight under licenses may be restricted or terminated. In addition, the publicity and financial effect resulting from the investigation may affect the other divisions’ reputation and ability to attract business, and secure financing.

EXHIBIT 10 — pg 1 - 2
States General Life Insurance Company. In February 2005, States General Life Insurance Company (“SGLIC”) was placed in permanent receivership by the Texas Insurance Commission (The State of Texas v States General Life Insurance Company, Cause No. GV-500484, in the 126th District Court of Travis County, Texas.) Pursuant to letters dated October 19, 2006, the Special Deputy Receiver (the “SDR”) of SGLIC asserted certain claims against ICM, its subsidiaries, Peter W. Nauert, ICM’s Chairman and Chief Executive Officer, and G. Scott Smith, a former Executive Officer of ICM, totaling $2,839,000. The SDR is seeking recovery of certain SGLIC funds that it alleges were inappropriately transferred and paid to or for the benefit of ICM, its subsidiaries and Messrs. Nauert and Smith. These claims are based upon assertions of Texas law violations, including prohibitions against self-dealing, participation in breach of fiduciary duty and preferential and fraudulent transfers. Mr. Nauert was in control and Chairman of the Board of SGLIC when it was placed in receivership by the Texas Insurance Commission. The Company, its subsidiaries and Messrs. Nauert and Smith intend to exercise their full rights in defense of the SDR’s asserted claims. The SDR filed its own action against SGLIC, pending in the 126th District Court of Travis County, Texas under cause No. GV-500484 and against Messrs. Nauert and Smith, ICM, certain subsidiaries of ICM and other parties, in the 126th District Court of Travis County, Texas under cause No. D-1-GN-06-4697. Access Plans has been named as a defendant in this action as a successor-in-interest to ICM.
In connection with the Company’s acquisition of ICM and its subsidiaries, Mr. Nauert and the Peter W. Nauert Revocable Trust have agreed to fully indemnify ICM and the Company against any losses resulting from this matter. Although the Company can provide no assurance, we believe that the ultimate outcome of these claims and lawsuits will not have a material adverse effect on the Company’s consolidated financial condition, results of operation, or liquidity, and no amounts for any potential losses have been accrued at December. 31, 2007.
At December 31, 2007 the Company has accrued $310,000, inclusive of defense costs, for the resolution of these matters. While it is possible that we may incur costs in excess of this amount, we are unable to provide a reasonable estimate of the range of additional costs that may be incurred.
Restricted Short-Term Investments. In order to arrange for the processing and collection of credit card and automated clearing house payments to it from its customers, the company has pledged cash and short-term investments in the aggregate amounts of $1,231,000 and $1,420,000 as of December 31, 2007 and 2006, respectively.

EXHIBIT 11 — pg 1 and 2 OF 2
EXHIBIT 31.1
CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Ian R. Stuart, certify that:
1.	I have reviewed this annual report on Form 10-K of Access Plans USA, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and:
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:
a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 31, 2008	By:	/s/ IAN R. STUART
Ian R. Stuart,
Interim President and Chief Executive Officer

1

EXHIBIT 11 — pg 1 and 2 OF 2
EXHIBIT 31.2
CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
I, Ian. R. Stuart, certify that:
1.	I have reviewed this annual report on Form 10-K of Access Plans USA, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors:
a.	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 31, 2008	By:	/s/ IAN R. STUART
Ian. R. Stuart
Chief Financial Officer and Principal Accounting Officer

2

EXHIBIT 12 — pages 1 - 6
Access Plans USA, Inc. Announces Results for First Quarter 2008:
Revenue Up 27%; Core Earnings Growth in Two Principal Operating Units;
Non-Core Charges Result in Loss for the Quarter
Access Plans USA, Inc. — Financial Highlights
(Dollars in Thousands, except per share amounts)

	For the Quarter Ended
	March 31,		%
	2008	2007	Change

Commission and Service Revenues	$10,585	$8,325	27%
Net Loss	(1,043)	(325)	*	*
Net Loss per Share	$(0.05)	$(0.02)	*	*
Core Earnings:*
Excluding Regional Healthcare	$407	$(45)	*	*
Regional Healthcare	(234)	292	*	*

Total Core Earnings	$173	$247	-30%

*	Core Earnings comprise pre-tax income before charges for depreciation, amortization, non-cash stock compensation, goodwill and other non-cash charges, accelerated commission payments, restructuring charges, and significant legal/settlement costs related to prior year activities.

**	Not meaningful.
May 9, 2008 — Irving, Texas — Access Plans USA, Inc. (Nasdaq: AUSA), a nationwide distributor of health insurance and non-insurance healthcare programs that provide access to affordable healthcare for the growing number of uninsured and/or underinsured in the United States, reported its financial results for the quarter ended March 31, 2008.
First quarter revenue grew 27% to $10.6 million, primarily reflecting revenue increases attributable to the acquisitions of the Insurance Marketing operations on January 30, 2007 and Protective Marketing Enterprises, Inc. (PME) on October 1, 2007. The 27% revenue growth is net of a $0.9 million loss of revenue in Regional Healthcare resulting from the previously disclosed loss of two major contracts. The Regional Healthcare revenue loss also had an adverse impact on total core earnings, resulting in a $74 thousand decline to $173 thousand for the 2008 first quarter. Absent Regional Healthcare, core earnings, inclusive of the Company’s two principal operating units, grew from a modest loss in last year’s first quarter to core earnings of $407 thousand for the 2008 first quarter.
The Company continues to measure its performance on “core earnings”, in addition to GAAP (generally accepted accounting principles) results, because the Company believes the “core earnings” measure better recognizes the underlying operating activity and improvements of the company. The tables that follow include a reconciliation of non-GAAP financial measures to comparable GAAP measures.

Access Plans USA Inc. — 1Q 2008 Financial Results Page 2	EXHIBIT 12 pages 1-6
Net loss for the 2008 first quarter was $1.04 million, a $718 thousand increase over the loss of $325 thousand in the corresponding prior year first quarter. Regional Healthcare accounted for $665 thousand of this variance. Additionally, 2008 first quarter charges included $327 thousand attributable to the immediate expensing of accelerated commissions paid on a new Consumer Plan program and $300 thousand in connection with a re-assessment of the Company’s exposure attributable to the previously disclosed litigation resulting from prior year activities.
“Our first quarter results were not unexpected — as we noted in our announcement of year-end 2007 results, we expect volatility in our results, particularly during the first half of 2008,” said Ian R. Stuart, Interim President and Chief Executive Officer of Access Plans USA. “We have started the year with positive momentum in the underlying results of both our Consumer Plan and Insurance Marketing divisions. During the first quarter of 2008, Consumer Plan focused its efforts on integrating the merger of the PME back-office operations with the Company’s legacy Capella operations, developing new products and pursuing a number of new marketing opportunities which the Company believes will generate increased revenue and earnings in the second half of the year. In Insurance Marketing, we concentrated on growing the major medical book of business and further developing with Health Benefits Direct the new Insurint™ quoting technology, which we rolled out to our agents on May 1, 2008.”
“We also have started to make progress toward rehabilitating our Regional Healthcare Division,” Stuart added. “Recently, the Ysleta Independent School District, which currently accounts for 45% of this division’s revenue, determined it was in its best interests to retain the current contract through the end of 2009. Additionally, we have received preliminary expressions of interest from several parties regarding leveraging Regional Healthcare’s claims administration capabilities and accessing our local proprietary hospital and physician networks. We also recently commenced pro-active marketing of the division’s products and services. Our objective is to eliminate, later this year, the Regional Healthcare losses we are currently experiencing.”
Additional financial information is set forth on the following pages:
•	Condensed Consolidated Statement of Operations, Cash Flow and Balance Sheet Data

•	Reconciliation of GAAP to Non-GAAP (Core Earnings) Financial Measures

•	Supplementary Financial Data
About Access Plans USA
Access Plans USA provides access to affordable healthcare to individuals and families. Our health insurance products and our non-insurance healthcare discount programs are designed as affordable solutions for the growing number of uninsured and underinsured seeking a way to address rising healthcare costs. We also offer third party claims administration, provider network management, and utilization management services to employers and groups that choose to utilize partially self funded strategies to finance their benefit programs. We are committed to assuring that our clients have access to the healthcare that they need at prices they can afford. For more information on Access Plans USA, Inc. please visit www.accessplansusa.com.

Access Plans USA Inc. — 1Q 2008 Financial Results Page 3	EXHIBIT 12 pages 1-6
Disclaimer
Certain statements included in this news release constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believes”, “expects”, “may”, “will”, or “should”, or other variations thereon, and by discussions of strategies that involve risks and uncertainties. Access Plans USA, Inc. actual results or industry results may be materially different from any future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007 and each of the Quarterly Reports on Form 10-Q filed since such date. The Company undertakes no obligation to update any forward-looking statements or to make any other forward-looking statement, whether as a result of new information, future events, or otherwise.

Contacts:	Robert Bintliff	Nancy Zalud
	Chief Financial Officer	VP-Communications
	972-915-3205	972-915-3218

Access Plans USA Inc. — 1Q 2008 Financial Results Page 4	EXHIBIT 12 pages 1-6
Access Plans USA, Inc.
Condensed Consolidated Statement of Operations, Cash Flow and Financial Condition
(Dollars in Thousands, except per share amounts)

	For the Quarter Ended
	March 31,
	2008	2007
Statement of Operations Data
Commission and service revenue	$10,585	$8,325
Total operating expenses	11,607	8,621

Loss before income taxes	(1,022)	(296)
Provision for income tax expense	21	29

Net loss	$(1,043)	$(325)

Net loss per share — fully diluted (1)	$(0.05)	$(0.02)

(1)	Basic per share amounts approximate fully diluted per share amounts.

	For the Quarter Ended
	March 31,
	2008	2007
Statement of Cash Flows Data
Net cash provided (used) by:
Operating activities	$(793)	$659
Investing activities	(1,339)	(108)
Financing activities	793	(34)

Net increase (decrease) in cash	$(1,339)	$517

	March 31,	December 31,
	2008	2007
Balance Sheet Data
Unrestricted cash	$1,372	$2,711
Total debt	1,860	1,255
Working capital	1,283	1,076
Goodwill and other intangible assets	9,196	9,449
Shareholders’ equity	10,250	11,257

Access Plans USA Inc. — 1Q 2008 Financial Results Page 5	EXHIBIT 12 pages 1-6
Access Plans USA, Inc.
Reconciliation of GAAP to Non-GAAP (Core Earnings) Financial Measures
(Dollars in Thousands)

						Year ended
	2008	2007				Dec. 31,
	1Q	4Q	3Q	2Q	1Q	2007
Pre-tax earnings (loss) — GAAP
• Consumer Plan	$(270)	$267	$(3,179)	$(640)	$156	$(3,396)
• Insurance Marketing	258	228	(4,452)	(107)	(40)	(4,371)
• Regional Healthcare	(405)	300	(44)	(4,086)	265	(3,565)
• Corporate	(605)	(594)	(546)	(597)	(677)	(2,414)

Consolidated Total	$(1,022)	$201	$(8,221)	$(5,430)	$(296)	$(13,746)

Reconciling items — add back:
a) Goodwill valuation charges:
• Consumer Plan	—	—	3,377	—	—	3,377
• Insurance Marketing	—	—	4,600	—	—	4,600
• Regional Healthcare	—	—	—	4,092	—	4,092
b) Other impairment charges relating to unsuccessful marketing initiatives:
• Consumer Plan	—	28	—	522	—	550
• Insurance Marketing	—	—	—	174	—	174
c) Intangible asset amortization:
• Consumer Plan	46	46	—	—	—	46
• Insurance Marketing	209	209	209	209	140	767
d) Depreciation charges
• Consumer Plan	45	53	36	27	75	191
• Insurance Marketing	9	7	6	5	3	21
• Regional Healthcare	25	25	25	26	27	103
• Corporate	2	2	1	1	2	6
e) Non-cash stock compensation:
• Corporate	36	34	52	59	259	404
f) Legal and settlement costs:
• Consumer Plan	300	53	93	406	37	589
• Regional Healthcare	146	49	219	239	—	507
• Corporate	50	—	—	—	—	—
g) PME upfront commissions paid:
• Consumer Plan	327	—	—	—	—	—

Pre-tax core earnings — non-GAAP:
• Consumer Plan	$448	$447	$327	$315	$268	$1,357
• Insurance Marketing	476	444	363	281	103	1,191
• Regional Healthcare	(234)	374	200	271	292	1,137
• Corporate	(517)	(558)	(493)	(537)	(416)	(2,004)

	$173	$707	$397	$330	$247	$1,681

Access Plans USA Inc. — 1Q 2008 Financial Results Page 6	EXHIBIT 12 pages 1-6
Access Plans USA, Inc.
Supplementary Financial Information
(Dollars in Thousands)

						Year ended
	2008	2007				Dec. 31,
	1Q	4Q	3Q	2Q	1Q	2007
Consumer Plan Division (1)
Member count at quarter-end: (2)
Program	46,655	38,270	27,902	28,965	30,649	38,270
Network Access	38,895	46,718	n/a	n/a	n/a	46,718

Revenues	$3,928	$4,273	$3,140	$3,269	$3,121	$13,803
Core Earnings	448	447	327	315	268	1,357
Operating margin	11.4%	10.5%	10.4%	9.6%	8.6%	9.8%

Insurance Marketing Division (3)
Policies in-force at quarter-end:
Major medical policies	17,455	16,440	15,317	14,353	13,665	16,440
Medicare supplement	10,844	12,873	13,305	13,549	14,107	12,873

Revenues	$5,809	$5,640	$5,675	$5,403	$3,416	$20,134
Core Earnings	476	444	363	281	103	1,191
Operating margin	8.2%	7.9%	6.4%	5.2%	3.0%	5.9%

Regional Healthcare Division
Member count at quarter-end:	11,067	25,612	28,215	29,666	31,005	25,612

Revenues	$848	$1,603	$1,619	$1,709	$1,770	$6,701
Core Earnings	(234)	374	200	271	292	1,137
Operating margin	-27.6%	23.3%	12.4%	15.9%	16.5%	17.0%

Total Revenues
Consumer Plan	$3,928	$4,273	$3,140	$3,269	$3,121	$13,803
Insurance Marketing	5,809	5,640	5,675	5,403	3,416	20,134
Regional Healthcare	848	1,603	1,619	1,709	1,770	6,701
Corporate	—	4	5	9	18	36

Consolidated total revenue	$10,585	$11,520	$10,439	$10,390	$8,325	$40,674

Total Core Earnings
Consumer Plan	$448	$447	$327	$315	$268	$1,357
Insurance Marketing	476	444	363	281	103	1,191
Regional Healthcare	(234)	374	200	271	292	1,137
Corporate	(517)	(558)	(493)	(537)	(416)	(2,004)

Consolidated total	$173	$707	$397	$330	$247	$1,681

(1)	Protective Marketing Enterprises (PME) was acquired October 1, 2007. Accordingly, results for fiscal 3Q07 and prior exclude PME results.

(2)	Consumer Plan member count has been segregated into two categories: a) “program members” — customers who purchase an entire product/program that we have developed and sold, either directly or through a wholesale relationship — and b) “network access” members where we provide access to networks, primarily our proprietary dental and vision networks, through wholesale lease arrangements.

(3)	The Insurance Marketing Division was acquired January 30, 2007. Accordingly, results for January 2007 have been excluded.